Ex-(a)(5)(iii)

Two Nuveen Closed-End Funds Announce Commencement of Tender Offers

NEW YORK, September 9, 2019 — The Nuveen Mortgage Opportunity Term Fund (NYSE: JLS) and the Nuveen Mortgage Opportunity Term Fund 2 (NYSE: JMT) today commenced a tender offer. As previously announced, each fund will conduct a tender offer allowing shareholders to offer up to 100 percent of their shares for repurchase for cash at a price per share equal to 100 percent of the net asset value per share determined on the date the tender offer expires. The tender offer will expire on October 7, 2019 at 5:00 p.m. Eastern time, or on such later date to which the offer is extended.

If the total number of a fund’s shares properly tendered and not properly withdrawn in the tender offer is above the level set in the Offer to Purchase, the fund may amend, terminate or extend the tender offer. However, there will be no proration in the event that the number of shares properly tendered and not properly withdrawn in a fund’s tender offer exceeds the level set in the Offer to Purchase. The completion of each fund’s tender offer is subject to certain conditions, including that the aggregate managed assets of the fund must equal or exceed $80 million as of the expiration date of the tender offer, taking into account the amounts that would be paid to shareholders who have properly tendered their shares.

Additional terms and conditions of the tender offer will be set forth in each fund’s tender offer documents, which will be distributed to common shareholders.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the fund. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO. Common shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer. The offer to purchase and related letter of transmittal are available free of charge at http://www.sec.gov and from the fund by calling your financial advisor or Georgeson, LLC., the information agent for each fund’s tender offer, at (800) 279-6913 for JLS or (866) 391-6921 for JMT.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Advisors

800-752-8700

Investors

800-257-8787

Media

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has more than $1 trillion in assets under management as of 30 June 2019 and operations in 23 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

EPS-946184PR-E0819X

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